SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2003
Commission File Number 1-5480

A.	Full title of the plan and address of the plan:

TEXTRON SAVINGS PLAN
40 Westminster Street
Providence, Rhode Island 02903

B.	Name of issuer of the securities held pursuant to
the plan and address of its principal executive
office:

TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibit

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002
Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibit:

23 - Consent of Independent Registered Public Accounting Firm

Pursuant to the requirements of the Securities Exchange Act of 1934, the Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON SAVINGS PLAN

s/Michael D. Cahn
Attorney-in-fact.

Date: June 25, 2004

Financial Statements and Supplemental Schedules

Textron Savings Plan

Years ended December 31, 2003 and 2002

Textron Savings Plan

Financial Statements
and Supplemental Schedules

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2003, and schedule of assets (held at end of year) as of December 31, 2003, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

s\Ernst & Young
ERNST & YOUNG LLP

Boston, Massachusetts
June 22, 2004

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In Thousands)

	December 31
	2003	2002
Assets
Investments	$1,693,231	$1,340,380
Non-interest bearing cash	606	335
	1,693,837	1,340,715

Accrued investment income	7,191	7,570
Total assets	1,701,028	1,348,285

Liabilities
Accrued expenses	182	226
Net assets available for benefits	$1,700,846	$1,348,059

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
 (In Thousands)

	Year ended December 31
	2003	2002
Additions
Interest and dividends	$ 40,132	$ 41,315
Net appreciation (depreciation) in fair value of investments	345,999	(17,387)
	386,131	23,928
Contributions:
Participants	84,620	97,477
Participant rollovers	7,235	2,528
Employer	18,986	42,334
	110,841	142,339
Transfers from other plans	2,652	-
Total additions	499,624	166,267

Deductions
Benefits paid to participants	145,718	133,448
Transfers to other plan	-	71,418
Administrative expenses	1,119	1,278
Total deductions	146,837	206,144

Net increase (decrease)	352,787	(39,877)

Net assets available for benefits:
Beginning of year	1,348,059	1,387,936
End of year	$1,700,846	$1,348,059

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

 December 31, 2003
(In thousands)

1. Description of Plan

General

The Textron Savings Plan (the "Plan") is primarily an employee stock ownership plan covering all eligible domestic employees of Textron Inc. ("Textron"), as defined in the Plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and was amended and restated effective November 1, 1999, and further amended in 2002 and 2003, to reflect the requirements of recent legislation affecting statutory changes and regulations and other plan changes.

Effective January 1, 2002, the Plan designated the Textron Stock Fund as an ESOP and designated the remainder of the Plan as a profit-sharing plan. The employee stock ownership portion of the Plan and the profit-sharing portion of the Plan shall constitute a single plan.

The Plan is currently administered under the terms of a Trust Agreement, dated September 1, 1999, with Putnam Fiduciary Trust Company (the "Trustee" or "Putnam"). Putnam also serves as the Plan's recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: Textron Stock Fund, Putnam International Growth Fund, Putnam Voyager Fund, Putnam S&P 500 Index Fund, The George Putnam Fund of Boston, One Group Bond Fund, Putnam Capital Opportunities Fund, Putnam Asset Allocation: Balanced Portfolio, Putnam Equity Income Fund, One Group High Yield Bond Fund, and the Stable Value Fund, which is primarily invested in various guaranteed investment contracts. Employer contributions are invested entirely in the Textron Stock Fund.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants' pre-tax and after-tax contributions, which are matched 50% up to 5% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages (Note 9).

In May 2003, Textron temporarily suspended Company matching contributions for non-bargained employees. Collectively bargained employees were not affected by this change. In addition, employees who participate in the portion of the Textron Savings Plan with a retirement supplement were also not affected by this change.

Certain participants in the Plan are entitled to receive a retirement supplement contribution which is equal to 1% of the participant's eligible compensation. Participants eligible for a retirement supplement contribution are also eligible for a matching contribution. Contributions from these employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages.

Prior to January 1, 2002, the Trustee invested 100% of all matching contributions, 50% of each participant's pre-tax contributions, and 50% of each participant's after-tax contributions in the Textron Stock Fund. Effective January 1, 2002, the Trustee invests 100% of all matching contributions in the Textron Stock Fund, and all other contributions are participant directed. Effective September 3, 2002, employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2003 or 2002. All forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions.

Transfers To/From Other Plans

During 2003, the Greenlee Textron - Bargaining Unit 401(k) Plan was merged into the Plan. Assets amounting to $2,542,963 were transferred into the Plan. In addition, assets amounting to approximately $109,000, representing loans from other terminated plans and reinstatements from balances previously transferred to the Collins & Aikman Personnel Savings Plan were transferred into the Plan.

On December 20, 2001, Textron completed the sale of its Automotive Trim business to Collins & Aikman Products Company (C&A), a subsidiary of Collins & Aikman Corporation. During 2002, the Plan transferred participant account balances and investments amounting to approximately $71,418,000 to the Collins & Aikman Personnel Savings Plan, as a result of this sale.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. The Plan provides for full vesting of a participant's account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron's matching contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant's contributions and compensation deferrals, (b) Textron's matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, (c) plan income (loss), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Notes Receivable

Active participants, not including directors or executive officers as determined by the plan administrator, may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant's highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month. A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan; however, during 2003, Textron temporarily discontinued certain matching contributions (Note 9). In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for investment contracts, the Plan's investments are stated at fair value which, in general, equals the quoted market price on the last business day of the Plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The fair value of participation units owned by the Plan in the common collective trust fund is based on the redemption value of the funds on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts at December 31, 2003 and 2002, was approximately $189 million and $151 million, respectively. The average yield was approximately 5.1% and 5.9%, respectively. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and ranged from 2.46% to 7.75% in 2003 and 4.86% to 7.75% in 2002.

The fair values of investment contracts presented above are estimates of the fair value of the contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

In December 2003, the Plan was amended to clarify the allocation of administrative expenses.

  Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

  Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

  Expenses associated with qualified domestic relation orders are charged directly to the related participant account.

  Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees are charged to the accounts of a participant on a pro rata basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain 2002 financial statement amounts have been reclassified to conform with the 2003 financial statement presentation.

3. Investments

During 2003 and 2002, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2003	2002
	(In thousands)
Investments at fair value as determined by quoted market price:
Textron Inc. Stock Fund	$281,295	$ 42,085
Common/collective trust funds	38,957	(38,915)
Mutual funds	25,747	(20,557)
	$345,999	$ (17,387)

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

	December 31
	2003	2002
	(In thousands)
Textron Stock Fund	$1,090,947	$873,477
Putnam S&P 500 Index Fund	181,302	134,569

4. Non-participant-Directed Investments

Effective January 1, 2002, only the Textron matching contribution is restricted to the Textron Stock Fund. Effective September 3, 2002, employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan. The information presented relating to the Textron Stock Fund, includes both participant-directed and non-participant directed activity due to the inability of the Plan recordkeeper to separate participant-directed and non-participant directed activity in the Fund. During 2003, all amounts in the Textron Stock Fund are considered participant-directed due to the participants' ability to reallocate amounts daily in the Textron Stock Fund.

Information about the net assets and the significant components of changes in net assets related to the non-participant-directed investments at December 31, 2002, is as follows:

2002
(In thousands)
Investments, at fair value:
Textron common stock fund	$ 873,477

2002
(In thousands)
Changes in net assets:
Contributions	$ 97,292
Dividends	27,046
Net appreciation	42,085
Benefits paid to participants	(81,668)
Transfers to participant-directed investments	(73,900)
Transfers to/from other plans	(50,767)
Administrative expenses	(999)
Total	$ (40,911)

5. Related-Party Transactions

Certain Plan investments are shares of the Company common stock. At December 31, 2003 and 2002, 19,119 and 20,315 of shares of common stock were outstanding, respectively, with a fair market value of $1,090,947 and $873,477, respectively. Dividend income recorded by the plan for the Company common stock for the years ended December 31, 2003 and 2002, was $26,536 and $27,047, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

8. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2003	2002
	(In thousands)

Net assets available for benefits per financial statements	$1,700,846	$1,348,059
Amounts allocated to withdrawn participants	(522)	(269)
Net assets available for benefits per Form 5500	$1,700,324	$1,347,790

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2003	2002
	(In thousands)

Benefits paid to participants per the financial statements	$145,718	$133,448
Add: Amounts allocated on Form 5500 to withdrawn participants at the end of the year	522	269
Less: Amounts allocated on Form 5500 to withdrawn participants at the beginning of the year	(269)	(62)
Benefits paid to participants per Form 5500	$145,971	$133,655

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

9. Subsequent Events

Effective January 1, 2004, Textron partially reinstated the Company matching contributions that had been suspended in May 2003. For every dollar the employee contributes to the Plan as pre-tax or after-tax contributions, Textron will contribute $0.25 worth of Textron common stock, up to a maximum total matching contribution of 2.5% of the participant's eligible compensation.

Effective January 1, 2004, participants who are at least age 50 or will reach age 50 during the year, will be allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $3,000 in 2004. This limit will increase to $4,000 in 2005 and $5,000 in 2006. Catch-up contributions will not be eligible for Company matching contributions.

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4a, Schedule of Delinquent Participant Contributions

 Year ended December 31, 2003

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions

$63,495	$63,495

The Plan Sponsor remitted interest and earnings on the late contributions and all participant accounts have been adjusted as of January 29, 2004. In addition, the Plan Sponsor also filed Form 5330 and remitted the appropriate excise tax to the U.S. Treasury.

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In Thousands)

December 31, 2003

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Textron Stock Fund	19,119	$ 1,090,947

Money Market Fund:
The Boston Company Money Market Fund	1.12%	3,187

Common/Collective Trust Funds:
SEI Stable Asset Fund	4.87%	14,430
Putnam S&P 500 Index Fund*	6,526	181,302
Total Common/Collective Trust Funds		195,732

Mutual Funds:
Putnam Voyager Fund*	2,540	41,431
Putnam International Growth Fund*	1,187	24,656
The George Putnam Fund of Boston*	2,286	38,912
Putnam Capital Opportunities Fund*	2,081	21,329
Putnam Asset Allocation: Balanced Portfolio*	797	7,874
Putnam Equity Income Fund *	1,206	18,981
One Group High Yield Bond Fund	1,038	8,599
One Group Bond Fund	3,239	35,595
Total Mutual Funds		197,377

Insurance Contracts:
AIG Life Insurance Co.
Matures 12/15/04	6.05%	3,308
Allstate Insurance Co.
Matures 01/14/05	7.75%	6,496
CDC Investment Management Co.	4.38%	48,977
CDC Investment Management Co.	4.90%	25,326

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) (continued)
(In Thousands)

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Insurance Contracts (continued)
Massachusetts Mutual Life Insurance Co.
Matures 6/15/04	6.15%	4,613
Metropolitan Life Insurance Co.
Matures 6/15/07	3.36%	5,073
Metropolitan Life Insurance Co.
Matures 12/15/08	4.12%	6,011
Monumental Life Insurance Co.
Matures 9/15/06	4.86%	6,456
Principal Life Insurance Co.
Matures 12/15/07	3.66%	6,009
Principal Life Insurance Co.
Matures 6/15/08	3.90%	6,010
Travelers Insurance Co.
Matures 3/15/06	2.46%	7,039
State Street Bank & Trust Company	4.24%	59,281
Total Insurance Contracts		184,599

Participant notes receivable	5%-10.5%	21,389
Total assets held for investment purposes		$ 1,693,231

* Indicates party-in-interest to the Plan